SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

HUGHES TELEMATICS, INC.

(Name of Subject Company (Issuer))

HUGHES TELEMATICS, INC.

(Names of Filing Persons (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

444486104

(CUSIP Number of Common Stock Underlying Warrants)

Robert C. Lewis

General Counsel and Secretary

HUGHES Telematics, Inc.

41 Perimeter Center East, Suite 400

Atlanta, Georgia 30346

(770) 391-6400

Copy to:

Gregory A. Fernicola

Richard J. Grossman

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$4,875,000	$272.02
*	Estimated for purposes of calculating the amount of the filing fee only. HUGHES Telematics, Inc. (the “Company”) is offering holders of 19,500,000 of the Company’s warrants (the “Warrants”), which consist of (i) 15,000,000 warrants issued in the Company’s initial public offering and (ii) 4,500,000 warrants issued to the Company’s initial stockholders in a private placement that closed simultaneously with its initial public offering, the opportunity to exchange such Warrants for shares of the Company’s common stock by tendering 20 warrants in exchange for one share of common stock. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $55.80 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the publicly traded Warrants on June 15, 2009, which was $0.25.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$272.02	Filing Party:	HUGHES Telematics, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 16, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2009, as amended on June 30, 2009 and July 8, 2009 (the “Schedule TO”), by HUGHES Telematics, Inc., a Delaware corporation (formerly known as Polaris Acquisition Corp., the “Company”). The Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 19,500,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), to receive one share of Common Stock in exchange for each 20 Warrants tendered by the holders thereof. The offer is subject to the terms and conditions set forth in the Offer Letter, dated June 16, 2009, as amended (the “Offer Letter”), and in the related Letter of Transmittal, as amended (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants consist of publicly traded warrants to purchase an aggregate of 15,000,000 shares of Common Stock that were issued in the Company’s initial public offering and warrants to purchase an aggregate of 4,500,000 shares of Common Stock that were issued in a private placement that closed simultaneously with the initial public offering.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Items 1 through 11.

The Offer Letter, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), is hereby amended and supplemented by adding the following language thereto:

On July 17, 2009, the Company issued a press release announcing that the Expiration Date of the Offer had been extended. The Offer will expire at 5:00 p.m., Eastern Time, on Friday, July 24, 2009.

A copy of the press release is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer Letter, dated June 16, 2009.
(a)(1)(B)**	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(4)

Registration Statement on Form S-1 (File No. 333-145759) initially filed on August 28, 2007, as amended, and Post-Effective Amendment No. 2 on Form S-3 to Form S-1 deemed filed on April 14, 2009 (incorporated herein by reference).

(a)(5)(A)

Financial Statements of HUGHES Telematics, Inc. that were furnished in the section entitled “Financial Statements” beginning on page F-16 of the proxy supplement filed by the Company with the SEC on March 20, 2009 (incorporated herein by reference).

(a)(5)(B)	Financial information of HUGHES Telematics, Inc. that was furnished under Item 2.01 of the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2009 (incorporated herein by reference).
(a)(5)(C)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and filed with the SEC on May 15, 2009 (incorporated herein by reference).
(a)(5)(D)	Press Release, dated June 12, 2009, filed with the SEC as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 12, 2009 (incorporated herein by reference).
(a)(5)(E)*	Press Release, dated June 16, 2009.
(a)(5)(F)†	Press Release, dated July 17, 2009.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with Schedule TO on June 16, 2009.
**	Previously filed with Amendment No. 1 to Schedule TO on June 30, 2009.
†	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUGHES TELEMATICS, INC.

By:	/S/ ROBERT C. LEWIS
Name:	Robert C. Lewis
Title:	General Counsel and Secretary

Dated: July 17, 2009

EXHIBIT INDEX

(a)(1)(A)*	Offer Letter, dated June 16, 2009.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(4)	Registration Statement on Form S-1 (File No. 333-145759) initially filed on August 28, 2007, as amended, and Post-Effective Amendment No. 2 on Form S-3 to Form S-1 deemed filed on April 14, 2009 (incorporated herein by reference).

(a)(5)(A)	Financial Statements of HUGHES Telematics, Inc. that were furnished in the section entitled “Financial Statements” beginning on page F-16 of the proxy supplement filed by the Company with the SEC on March 20, 2009 (incorporated herein by reference).

(a)(5)(B)	Financial information of HUGHES Telematics, Inc. that was furnished under Item 2.01 of the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2009 (incorporated herein by reference).

(a)(5)(C)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and filed with the SEC on May 15, 2009 (incorporated herein by reference).

(a)(5)(D)	Press Release, dated June 12, 2009, filed with the SEC as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 12, 2009 (incorporated herein by reference).

(a)(5)(E)*	Press Release, dated June 16, 2009.
(a)(5)(F)†	Press Release, dated July 17, 2009.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO on June 16, 2009.
**	Previously filed with Amendment No. 1 to Schedule TO on June 30, 2009.
†	Filed herewith.